Exhibit 99.2
Income Statement by activity
Unaudited

	Three months ended September 30, 2016			Three months ended September 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	26,836	26,790	71	26,798	26,744	74
Cost of sales	22,971	22,948	48	24,052	24,022	50
Selling, general and other costs	1,824	1,815	9	1,832	1,826	6
Research and development costs	789	789	—	701	701	—
Result from investments	80	39	41	25	(6)	31
Gains on disposal of investments	8	8	—	—	—	—
Restructuring costs / (income)	(1)	(1)	—	13	13	—
EBIT	1,341	1,286	55	225	176	49
Net financial expenses	528	528	—	621	621	—
Profit/(Loss) before taxes	813	758	55	(396)	(445)	49
Tax expense / (benefit)	207	204	3	(9)	(11)	2
Net profit/(loss) from continuing operations	606	554	52	(387)	(434)	47
Result from intersegment investments	—	52	—	—	56	—
Profit from discontinued operations, net of tax	—	—	—	88	79	9
Net profit/(loss)	606	606	52	(299)	(299)	56

Adjusted EBIT	1,500	1,445	55	1,163	1,114	49
Adjusted EBIT - discontinued operations	—	—	—	140	128	12
Total Adjusted EBIT	1,500	1,445	55	1,303	1,242	61

Income Statement by activity
Unaudited

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	81,299	81,164	205	81,181	81,004	246
Cost of sales	69,928	69,855	143	71,264	71,162	171
Selling, general and other costs	5,477	5,451	26	5,794	5,728	23
Research and development costs	2,354	2,354	—	2,071	2,114	—
Result from investments	221	107	114	120	23	97
Gains on disposal of investments	13	13	—	—	—	—
Restructuring costs	66	65	1	25	25	—
EBIT	3,708	3,559	149	2,147	1,998	149
Net financial expenses	1,531	1,531	—	1,848	1,848	—
Profit before taxes	2,177	2,028	149	299	150	149
Tax expense	772	763	9	402	392	10
Net profit/(loss) from continuing operations	1,405	1,265	140	(103)	(242)	139
Result from intersegment investments	—	140	—	—	157	—
Profit from discontinued operations, net of tax	—	—	—	229	211	18
Net profit	1,405	1,405	140	126	126	157

Adjusted EBIT	4,507	4,357	150	3,264	3,115	149
Adjusted EBIT - discontinued operations	—	—	—	364	338	26
Total Adjusted EBIT	4,507	4,357	150	3,628	3,453	175

Statement of Financial Position by activity
Unaudited

	At September 30, 2016			At December 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Intangible assets:	25,232	25,229	3	24,736	24,733	3
Goodwill and intangible assets with indefinite useful lives	14,432	14,432	—	14,790	14,790	—
Other intangible assets	10,800	10,797	3	9,946	9,943	3
Property, plant and equipment	28,469	28,467	2	27,454	27,452	2
Investments and other financial assets	2,337	2,737	1,032	2,242	2,621	1,009
Deferred tax assets	3,432	3,376	56	3,343	3,292	51
Other assets	236	236	—	176	176	—
Total Non-current assets	59,706	60,045	1,093	57,951	58,274	1,065
Inventories	12,537	12,537	—	11,351	11,351	—
Assets sold with a buy-back commitment	2,028	2,028	—	1,881	1,881	—
Trade receivables	2,747	2,747	14	2,668	2,669	17
Receivables from financing activities	2,274	798	2,244	2,006	769	1,998
Current tax receivables	461	466	3	405	400	5
Other current assets	3,358	3,340	19	3,078	3,059	20
Current financial assets	977	943	34	1,383	1,342	42
Cash and cash equivalents	16,626	16,560	66	20,662	20,528	134
Assets held for sale	4	4	—	5	5	—
Assets held for distribution	—	—	—	3,650	3,365	1,258
Total Current assets	41,012	39,423	2,380	47,089	45,369	3,474
Total Assets	100,718	99,468	3,473	105,040	103,643	4,539
Equity and Liabilities
Equity	17,407	17,407	1,432	16,255	16,255	1,462
Provisions	24,347	24,335	12	23,856	23,846	10
Deferred tax liabilities	200	200	—	156	156	—
Debt	25,292	24,157	1,903	27,786	26,834	1,768
Other financial liabilities	553	547	6	736	736	3
Other current liabilities	11,599	11,507	97	10,930	10,838	96
Current tax payables	225	215	18	272	266	14
Trade payables	21,095	21,100	5	21,465	21,472	3
Liabilities held for distribution	—	—	—	3,584	3,240	1,183
Total Equity and liabilities	100,718	99,468	3,473	105,040	103,643	4,539

Statement of Cash Flows by activity
Unaudited

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from operating activities:
Net profit/(loss) from continuing operations	1,405	1,405	140	(103)	(103)	139
Amortization and depreciation	4,462	4,461	1	4,041	4,040	1
Dividends received	123	141	—	112	123	—
Change in provisions	720	719	1	2,160	2,160	—
Change in deferred taxes	112	114	(2)	184	189	(5)
Change in working capital	(1,261)	(1,282)	21	(1,423)	(1,397)	(26)
Other changes	(39)	(81)	(98)	191	135	(83)
Cash flows from operating activities - discontinued operations(1)	—	—	—	311	293	18
Total	5,522	5,477	63	5,473	5,440	44
Cash flows from/(used in) investing activities:
Investments in property, plant and equipment and intangible assets	(5,894)	(5,893)	(1)	(6,232)	(6,230)	(2)
Investments in joint ventures, associates and unconsolidated subsidiaries	(102)	(102)	—	(80)	(80)	—
Net change in receivables from financing activities	(231)	(123)	(108)	494	(54)	548
Other changes	202	203	(1)	3	(112)	115
Cash flows used in investing activities - discontinued operations	—	—	—	(337)	(249)	(88)
Total	(6,025)	(5,915)	(110)	(6,152)	(6,725)	573

(1) Amortization and depreciation - discontinued operations	—	—	—	204	203	1

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows used in financing activities:
Net change in financial payables and other financial assets/liabilities	(3,088)	(3,078)	(10)	(2,461)	(1,799)	(662)
Other changes	(141)	(141)	(18)	7	7	(11)
Cash flows used in financing activities - discontinued operations	—	—	—	7	(49)	56
Total	(3,229)	(3,219)	(28)	(2,447)	(1,841)	(617)
Translation exchange differences	(304)	(311)	7	463	499	(36)
Total change in Cash and cash equivalents	(4,036)	(3,968)	(68)	(2,663)	(2,627)	(36)
Cash and cash equivalents at the beginning of the period	20,662	20,528	134	22,840	22,627	213
Cash and cash equivalents at the end of the period	16,626	16,560	66	20,177	20,000	177